12870 Interurban Avenue South

Seattle, Washington 98168

February 7, 2012

VIA EDGAR

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ClearSign Combustion Corporation Amendment No. 1 to Registration Statement on Form S-1 Filed: December 28, 2011 File No.: 333-177946

Dear Mr. Mancuso:

This letter is in response to your letter dated January 13, 2012. For your ease of reference, we have repeated your comments in this response and numbered them accordingly. We have also filed Amendment No. 2 to the Registration Statement (the “Amendment”).

Prospectus Cover Page

1. We note your revised disclosure in response to prior comment 2 that “although a specific price cannot be determined at this time,” you have “estimated an initial price” of $4.00 per share. From the disclosure, it remains unclear whether the offering price has been fixed. Please revise to clarify, if true, that the offering price has been fixed at $4.00.

The offering price has not been fixed and we do not anticipate that it will be fixed until later in the offering process. We also do not know at what price or prices selling shareholders will sell their shares. Until this information is known we will continue to refer to a price range, as required by the instruction to paragraph (b)(3) of Item 501 of Regulation S-K. Once the price or price range is determined, we will file a prospectus supplement that provides this information, in accordance with Rule 424(b)(1) of Regulation C.

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

February 7, 2012

The Industry, page 1

2. We note your response to prior comment 9; however, it is unclear from the materials provided in response to the comment how you estimated the value of the capital assets in the United States relating to combustion of hydrocarbon and other fuels.

We have decided to delete this information from the Amendment.

The Offering, page 6

3. We note your response to prior comment 15. Here and in the “Use of Proceeds” section beginning on page 65, please revise to quantify the approximate amount of proceeds intended to be used for each purpose.

We have revised the disclosure as you requested. Please see pages 6 and 66 of the Amendment.

System Results, page 22

4. We note your response to prior comment 16 and your revised disclosure on pages 22 - 25. Please revise to disclose how many experiments were conducted and how often the observed results occurred. Also, please demonstrate to us that your testing produced statistically significant results.

For more than 400 experiments, we derived quantitative models corresponding to second-order response surface methods using appropriate estimates of variance and conducting tests on the F ratio (effect normalized by the variance). We referred such F ratios to an appropriate F distribution and these exceeded critical F ratios with 95% or greater confidence. For cases not amenable to this approach (qualitative effects such as flame shape, for example) we repeated experiments to assure that the effect could be produced on demand. Thus, and in all cases, the reported effects are significant according to scientifically applicable standards and conventions. We have revised the disclosure to include the number of experiments conducted and how often the results occurred. Please see page 22 of the Amendment.

Research and Development Plan, page 25

5. We note your response to prior comment 18; however, you have not disclosed the costs associated with completing each bullet point. Please revise accordingly.

We have revised the disclosure as you requested. Please see page 25 of the Amendment.

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

February 7, 2012

Competitive Advantage, page 38

6. We note your response to prior comment 21; however, we continue to note a number of statements in this section that definitively describe your product as producing a certain result compared to existing technology. It is unclear why you believe it is appropriate to retain such statements based on your current stage of development. As such, we reissue prior comment 21.

We have revised the disclosure to eliminate statements that describe our product as producing a certain result compared to existing technology. Please see pages 38 and 39 of the Amendment.

Underwriting Discounts and Expenses, page 62

7. Please expand your disclosure to describe in more detail the agreement to pay the underwriters a non-accountable expense allowance equal to $160,000, including what expenses are covered in this agreement. Also, please tell us where you have filed this agreement as an exhibit.

We will provide the information relating to the non-accountable expense allowance once the Underwriting Agreement is finalized. Once the agreement is finalized, we will revise our disclosure to include the required information and we will attach the agreement as an exhibit to the registration statement.

Financial Statements, page F-1

Note 8 - Subsequent Events, page F-21

8. We note your disclosure that “all share and per price information has been retroactively adjusted to reflect the stock split” that was effective December 22, 2011. Please tell us how the financial statements in this filing have been retroactively adjusted for the stock split. Refer to the guidance in SAB Topic 4.C and FASB ASC 260-10-55-12.

As disclosed in Note 8 to our financial statements, we completed a 1.25-for-one common stock split effective December 22, 2011. In accordance with SAB Topic 4.C and FASB ASC 260-10-55-12, we retroactively reflected the split in the September 30, 2011 financial statements. Please note that while common stock was split, our Board of Directors did not adjust the par value nor did they authorize a split in other classes of stock. Therefore, an adjustment was made increasing the amount recorded in common stock from $413 to $516 with a corresponding $113 reduction in additional paid-in capital.

Further, we adjusted the per share amounts to reflect the common stock split. This was done by recalculating the number of shares that serves as the denominator to include the additional common stock shares resulting from the split. Also included in the denominator are Class B common shares which were not split. All of the Class B common shares were converted to common stock in January 2011. In February 2011 our Articles of Incorporation were amended to eliminate the Class B common stock.

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

February 7, 2012

Exhibit 5.1

9. Please tell us why the opinion as to the selling stockholder shares is qualified to the declaration of effectiveness of the registration statement.

Richardson & Patel LLP revised the legal opinion, which has been filed with the Amendment.

In making our responses we acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments. If you have further comments, we ask that you forward them by electronic mail to Kevin Friedmann, Esq. of Richardson & Patel LLP at kfriedmann@richardsonpatel.com. If you wish to speak with him directly, Mr. Friedmann's direct telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

CLEARSIGN COMBUSTION CORPORATION

By:	/s/ Richard Rutkowski
Richard Rutkowski, Chief Executive Officer

cc: Praveen Kartholy, Brian Cascio, Jay Mumford and Mary Beth Breslin